

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 4, 2009

Mr. Ownkar Persaud
Vice President of Finance
MSTI Holdings Inc.
259-263 Goffle Road
Hawthorne, New Jersey 07506

       Re: MSTI Holdings, Inc.
              Form 10-KSB for the Fiscal Year Ended December 31, 2007,
                as Amended
              Filed April 15, 2008
              File No. 0-52862

Dear Mr. Persaud:

       We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Larry Spirgel
                         Assistant Director